As filed with the Securities and Exchange Commission on May 6, 2010

                                                                Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
________________

FORM S-3
REGISTRATION STATEMENT
Under
THE SECURITIES ACT OF 1933
________________

WEINGARTEN REALTY INVESTORS
(Exact name of registrant as specified in its charter)
Texas (State or other jurisdiction of incorporation or organization)	74-1464203 (I.R.S. Employer Identification No.)
2600 Citadel Plaza Drive
Houston, Texas 77008
(713) 866-6000
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
________________
Andrew M. Alexander
President and Chief Executive Officer
Weingarten Realty Investors
2600 Citadel Plaza Drive, Suite 125
Houston, Texas 77008
(713) 866-6000
(Name, address, including zip code, and telephone number, including area code, of agent for service)
________________
Copies to:

Bryan L. Goolsby Gina E. Betts Locke Lord Bissell & Liddell LLP 2200 Ross Avenue, Suite 2200 Dallas, Texas 75201 (214) 740-8000
________________

Approximate date of commencement of proposed sale to the public:  From time to time after the effective date of this Registration Statement as determined by market conditions.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.     ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.   ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐

If this form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☐

If this form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.   ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.  (Check one):

Large Accelerated filer ☒	Accelerated filer 

Non-accelerated filer 	Smaller reporting company 
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Price Per Share (1)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common Shares of Beneficial Interest, $0.03 par value per share	115,313	$22.97	$2,648,740	$189
__________

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) based on the high and low sales prices of the common shares on the new York Stock Exchange on May 5, 2010.

PROSPECTUS

Weingarten Realty Investors
115,313 Common Shares
__________

This prospectus relates to the possible redemption by us of your Partnership Units (the "Units") of Markham West Shopping Center, L.P. for up to an aggregate of 115,313 common shares of beneficial interest, par value $.03 per share. You will receive 1 common share for each Unit you redeem, adjusted as necessary to account for any split of our common shares of beneficial interest effective after issuance of the Units to you. We will not receive any proceeds from the issuance to you of the common shares of beneficial interest.

We are registering the common shares of beneficial interest being offered by this prospectus in order to permit the recipient thereof to sell such shares without restriction, in the open market or otherwise; however, the registration of such common shares of beneficial interest does not necessarily mean that any of the Units will be submitted for redemption or that any of the common shares of beneficial interest to be issued upon such redemption will be offered or sold by the recipient thereof.

Our common shares of beneficial interest trade on the New York Stock Exchange under the symbol "WRI." On May 5, 2010, the closing sale price on the New York Stock Exchange for our common shares of beneficial interest was $22.82 per share.

The securities offered hereby involve a high degree of risk.  See "Risk Factors" on page 3, as well as the risk factors relating to our business that are incorporated by reference in this prospectus from our annual report on Form 10-K for the year ended December 31, 2009.

____________

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

The date of this prospectus is May 6, 2010.

You should rely only on the information contained or incorporated by reference in this prospectus and any applicable prospectus supplement. We have not authorized anyone else to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We will not make an offer to sell these securities in any state where the offer or sale is not permitted. You should assume that the information appearing in this prospectus, as well as the information we previously filed with the Securities and Exchange Commission and incorporated by reference, is accurate only as of the date of the documents containing the information.

TABLE OF CONTENTS

Cautionary Statement Concerning Forward-Looking Statements	1
Summary	3
The Company	3
Risk Factors	3
Use of Proceeds	3
Plan of Distribution	4
Redemption of Units	4
Federal Income Tax Consequences	4
Legal Matters	18
Experts	18
Where You Can Find More Information	18
Incorporation of Documents by Reference	19

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This prospectus, any prospectus supplement and the documents incorporated by reference herein may contain statements, estimates or projections that constitute "forward-looking statements," as defined under U.S. federal securities laws.  Generally, the words "believe," "experts," "intend," "estimate," "anticipate," "project," "may" and similar expressions identify forward-looking statements.  These may include statements regarding the effect of acquisitions and redevelopments, our future financial performance, including our ability to maintain current or meet projected occupancy, rent levels and same store results, and the effect of government regulations.  Actual results may differ materially from  those described in the forward-looking statements and, in addition, will be affected by a variety of risks and factors that are beyond our control including, without limitation: natural disasters such as hurricanes; national and local economic conditions; the general level of interest rates; energy costs; the terms of government regulations that affect us and interpretations of those regulations; the competitive environment in which we operate; financing risks, including the risk that our cash flows from operations may be insufficient to meet required payments of principal and interest; real estate risks, including fluctuation in real estate values and  the general economic climate in local markets and competition for tenants in such markets; insurance risks; acquisition and development risks, including failure of such acquisitions to perform in accordance with projections; the timing of acquisitions and dispositions; litigation, including costs associated with prosecuting or defending claims and any adverse outcomes; and possible environmental liabilities, including costs, fines or penalties that may be incurred due to necessary remediation of contamination of properties presently owned or previously owned by us.  In addition, our current and continuing qualification as a real estate investment trust involves the application of highly technical and complex provisions of the Internal Revenue Code and depends on our ability to meet the various requirements imposed by the Internal Revenue Code, through actual operating results, distribution levels and diversity of shares ownership.  Readers should carefully review our financial statements and the notes hereto, as well as the section entitled "Risk Factors" in our Annual Report on Form 10-K for the fiscal year ended December 31, 2009, and the other documents we file from time to time with the SEC, including Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.

For these statements, we claim the protection of the safe harbor forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.  You are cautioned not to place undue reliance on our forward-

looking statements, which speak only as of the date of this prospectus and the applicable prospectus summary or the date of any document incorporated by reference.  All subsequent written and oral forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section.   We do not undertake any obligation to release publicly any revisions to our forward-looking statements to reflect events or circumstances after the date of this prospectus and the applicable prospectus summary.

SUMMARY

This prospectus is part of a registration statement that we filed with the SEC. This prospectus only provides you with a general description of the securities being issued. You should read this prospectus together with the additional information described under the heading "Where You Can Find More Information."

All references to "we," "our" and "us" in this prospectus mean Weingarten Realty Investors and all entities owned or controlled by us, except where it is made clear that the term means only the parent company. All references to the "Operating Partnership" in this prospectus mean our controlled subsidiary, Markham West Shopping Center, L.P.

THE COMPANY

We are a real estate investment trust ("REIT") organized under the Texas Real Estate Investment Trust Law provisions of the Texas Business Organizations Code.  We and our predecessor entity, began the ownership and development of shopping centers and other commercial real estate in 1948.  Our primary business is leasing space to tenants in neighborhood and community shopping centers and industrial properties that we own or lease.  We also manage properties for joint ventures in which we hold interests and for third-party owners for which we charge fees.

At March 31, 2010, we owned or operated under long-term leases, either directly or through our interest in real estate joint ventures or partnerships, a total of 376 developed income-producing properties and 10 properties under various stages of construction and development.  The total number of centers includes 307 neighborhood and community shopping centers, 76 industrial projects and three other operating properties located in 23 states spanning the country from coast to coast.  At March 31, 2010, our portfolio of properties was approximately 70.1 million square feet.

At March 31, 2010, we also owned interests in 42 parcels of land held for development that totaled approximately 36.0 million square feet.

Our principal executive offices are located at 2600 Citadel Plaza Drive, Houston, Texas 77008, and our phone number is (713) 866-6000.  We also have nine regional offices located in various parts of the United States.  Our website address is www.weingarten.com.  The information contained on our website is not part of this prospectus.

RISK FACTORS

An investment in our common shares involves a number of risks. You should carefully consider each of the risks described below, together with all of the other information contained in or incorporated by reference into this prospectus before deciding to invest in our common shares. Risks pertaining to us and our business are described in the accompanying prospectus under the heading “Risk Factors” and in our Annual Report on Form 10-K for the year ended December 31, 2009, which is incorporated by reference into this prospectus, under the heading “Risk Factors.” See “Incorporation of Documents Filed with the SEC” on page 19 of this prospectus. Additional risks pertaining to an investment in our common shares are set forth below. If any of the risks contained in or incorporated by reference into this prospectus develop into actual events, our business, financial condition or results of operations could be negatively affected, the market price of our common shares could decline and you may lose all or part of your investment.

USE OF PROCEEDS

We will not receive any proceeds from the issuance of common shares offered by this prospectus.  We will pay all expenses incident to the registration of the common shares.

PLAN OF DISTRIBUTION

This prospectus relates to the issuance of our common shares when you elect to have us redeem your Partnership Units in the Operating Partnership. Pursuant to the Amended and Restated Agreement of Limited Partnership of the Operating Partnership, as amended, you have the right to require us to redeem Units you hold. At our option, each Unit may be redeemed for one of our common shares, adjusted as necessary to account for any split of our common shares effective after issuance of the Units to you. You may not redeem Units unless you redeem at least (1) 200 Units, or (2) if you hold less than 200 Units, the total number of Units you hold. For a more detailed description of how to redeem your Units, see "Redemption of Units."

           We are registering the common shares covered by this prospectus in order to permit the recipient thereof to sell such shares without restriction, in the open market or otherwise; however, the registration of such common shares does not necessarily mean that any of the Units will be submitted for redemption or that any of such common shares to be issued upon such redemption will be offered or sold by the recipient thereof. We are registering the common shares pursuant to the provisions of the registration rights agreement among us, the Operating Partnership, the Unit holders and certain other parties.

We will not receive any cash proceeds from the redemption of the Units and the issuance of the common shares. We will pay all expenses incident to the registration of the common shares.

REDEMPTION OF UNITS

Each Unit holder may, subject to certain limitations, require that the Operating Partnership redeem its Units, by delivering a notice to Weingarten Nostat, Inc., the general partner of the Operating Partnership. We have guaranteed the Operating Partnership's obligation to redeem Units covered by any such notice. Upon redemption, such Unit holder will receive 1 common share for each Unit elected to be redeemed by such Unit holder, adjusted as necessary to account for any split of our common shares effective after issuance of the Units to you.

We anticipate that we may elect to satisfy any redemption right exercised by a Unit holder through our issuance of common shares, whereupon we will acquire, and become the owner of, the Units being redeemed. Such an acquisition of Units by us will be treated as a sale of the Units by the redeeming Unit holders to us for federal income tax purposes. See "Federal Income Tax Consequences – Tax Consequences of Redemption." Upon redemption, such Unit holder's right to receive distributions from the Operating Partnership with respect to the Units redeemed will cease. The Unit holder will have rights as our shareholder, including the receipt of dividends, from the time of its acquisition of common shares issued in connection with the redemption of its Units. If you receive common shares on a record date for certain distributions as a holder of Units, such distributions shall be reduced by any dividend to which you are entitled on such date as a holder of common shares.

You must notify Weingarten Nostat, Inc. of your desire to require the Operating Partnership to redeem Units by sending a notice in the form attached as an exhibit to the Partnership Agreement, a copy of which is available from us. You may not redeem Units unless you redeem at least (1) 200 Units, or (2) if you hold less than 200 Units, the total number of Units you hold. No redemption can occur if the delivery of common shares would be prohibited under the provisions of our declaration of trust or under applicable federal or state securities laws or regulations. In addition, we will not redeem any Units to the extent they are subject to any liens or other encumbrances, if you cannot give us adequate assurances that the Units will be free of such or if you refuse to fully indemnify us in the event they are not.

FEDERAL INCOME TAX CONSEQUENCES

General

The following summary of material federal income tax consequences that may be relevant to a Unit holder is based on current law, is for general information only and is not intended as tax advice. The following discussion, which is not exhaustive of all possible tax consequences, does not include a detailed discussion of any state, local or foreign tax consequences, nor does it discuss all of the aspects of federal income taxation that may be relevant to a Unit holder in light of the Unit holder’s particular circumstances or to certain types of Unit holders (including insurance companies, tax-exempt entities, financial institutions or broker-dealers, foreign corporations and persons who are not citizens or residents of the United States, persons holding securities as part of a conversion transaction, a hedging transaction or as a position in a straddle for tax purposes, traders in securities that elect to use mark-to-market method of accounting for their securities holdings, person liable for the alternative minimum tax, and U.S. shareholders whose functional currency is not the U.S. dollar) who are subject to special treatment under the federal income tax laws.

The statements in this discussion are based on current provisions of the Internal Revenue Code, existing, temporary and currently proposed Treasury Regulations under the Internal Revenue Code, the legislative history of the Internal Revenue Code, existing administrative rulings and practices of the IRS and judicial decisions. No assurance can be given that legislative, judicial or administrative changes will not affect the accuracy of any statements in this discussion with respect to transactions entered into or contemplated prior to the effective date of such changes. Any such change could apply retroactively to transactions preceding the date of the change. We do not plan to request any rulings from the IRS concerning our tax treatment and the statements in this discussion are not binding on the IRS or any court. Thus, we can provide no assurance that these statements will not be challenged by the IRS or that such challenge will not be sustained by a court.

THIS DISCUSSION IS NOT INTENDED AS A SUBSTITUTE FOR CAREFUL TAX PLANNING. WE URGE EACH UNIT HOLDER TO CONSULT WITH THE UNIT HOLDER’S OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO THE UNIT HOLDER OF THE REDEMPTION OF THE UNIT HOLDER’S UNITS AND THE PURCHASE, OWNERSHIP AND DISPOSITION OF SECURITIES IN AN ENTITY ELECTING TO BE TAXED AS A REIT, INCLUDING THE FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES OF SUCH REDEMPTION, PURCHASE, OWNERSHIP, DISPOSITION AND ELECTION, AND OF POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

We have elected to be treated as a REIT under Sections 856 through 860 of the Internal Revenue Code for federal income tax purposes commencing with our taxable year ended December 31, 1985. We believe that we have been organized and have operated in a manner that qualifies for taxation as a REIT under the Internal Revenue Code. We also believe that we will continue to operate in a manner that will preserve our status as a REIT. We cannot however, assure you that such requirements will be met in the future.

We have received an opinion from Locke Lord Bissell & Liddell LLP, our legal counsel, to the effect that we qualified as a REIT under the Internal Revenue Code for our taxable year ended December 31, 2009, and that our proposed manner of operation and diversity of equity ownership will enable us to continue to satisfy the requirements for qualification as a REIT in calendar year 2010 if we operate in accordance with our representations concerning our intended method of operation. However, you should be aware that opinions of counsel are not binding on the IRS or on the courts, and, if the IRS were to challenge these conclusions, no assurance can be given that these conclusions would be sustained in court. The opinion of Locke Lord Bissell & Liddell LLP is based on various assumptions as well as on certain representations made by us as to factual matters, including a factual representation letter provided by us. The rules governing REITs are highly technical and require ongoing compliance with a variety of tests that depend, among other things, on future operating results, asset diversification, distribution levels and diversity of share ownership.

Locke Lord Bissell & Liddell LLP will not monitor our compliance with these requirements. While we expect to satisfy these tests, and will use our best efforts to do so, no assurance can be given that we will qualify as a REIT for any particular year, or that the applicable law will not change and adversely affect us and our shareholders. See “– Failure to Qualify as a REIT.” The following is a summary of the material federal income tax considerations affecting us as a REIT and the holders of our securities. This summary is qualified in its entirety by the applicable Internal Revenue Code provisions, relevant rules and regulations promulgated under the Internal Revenue Code, and administrative and judicial interpretations of the Internal Revenue Code and these rules and regulations.

REIT Qualification

We must be organized as an entity that would, if we do not maintain our REIT status, be taxable as a regular corporation. We cannot be a financial institution or an insurance company. We must be managed by one or more trust managers. Our taxable year must be the calendar year. Our beneficial ownership must be evidenced by transferable shares. Our capital shares must be held by at least 100 persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a taxable year of less than 12 months. Not more than 50% of the value of the shares of our capital shares may be held, directly or indirectly, applying the applicable constructive ownership rules of the Internal Revenue Code, by five or fewer individuals at any time during the last half of each of our taxable years. We must also meet certain other tests, described below, regarding the nature of our income and assets and the amount of our distributions.

Our outstanding common shares are owned by a sufficient number of investors and in appropriate proportions to permit us to satisfy these share ownership requirements. To protect against violations of these share ownership requirements, our declaration of trust provides that no person is permitted to own, applying constructive ownership tests set forth in the Internal Revenue Code, more than 9.8% of our outstanding capital shares, unless the trust managers (including a majority of the independent trust managers) are provided evidence satisfactory to them in their sole discretion that our qualification as a REIT will not be jeopardized. In addition, our declaration of trust contains restrictions on transfers of capital shares, as well as provisions that automatically convert common shares into excess securities to the extent that the ownership otherwise might jeopardize our REIT status. These restrictions, however may not ensure that we will, in all cases, be able to satisfy the share ownership requirements. If we fail to satisfy these share ownership requirements, except as provided below, our status as a REIT will terminate. However, if we comply with the rules contained in applicable Treasury Regulations that require us to ascertain the actual ownership of our shares and we do not know, or would not have known through the exercise of reasonable diligence, that we failed to meet the 50% requirement described above, we will be treated as having met this requirement. See “—Failure to Qualify as a REIT.” We may also qualify for relief under certain other provisions. See the section below entitled “—Relief from Certain Failures of the REIT Qualification Requirements.”

To monitor our compliance with the share ownership requirements, we are required to and we do maintain records disclosing the actual ownership of our common shares. To do so, we will demand written statements each year from the record holders of certain percentages of shares in which the record holders are to disclose the actual owners of the shares (i.e., the persons required to include in gross income the REIT dividends). A list of those persons failing or refusing to comply with this demand will be maintained as part of our records.

Shareholders who fail or refuse to comply with the demand must submit a statement with their tax returns disclosing the actual ownership of the shares and certain other information.

We currently satisfy, and expect to continue to satisfy, each of these requirements discussed above. We also currently satisfy, and expect to continue to satisfy, the requirements that are separately described below concerning the nature and amounts of our income and assets and the levels of required annual distributions.

Sources of Gross Income. In order to qualify as a REIT for a particular year, we also must meet two tests governing the sources of our income - a 75% gross income test and a 95% gross income test. These tests are designed to ensure that a REIT derives its income principally from passive real estate investments.

The Internal Revenue Code allows a REIT to own and operate properties through wholly-owned subsidiaries which are “qualified REIT subsidiaries.” The Internal Revenue Code provides that a qualified REIT subsidiary is not treated as a separate corporation, and all of its assets, liabilities and items of income, deduction and credit are treated as assets, liabilities and items of income, deduction and credit of the REIT.

In the case of a REIT which is a partner in a partnership or any other entity such as a limited liability company that is treated as a partnership for federal income tax purposes, Treasury Regulations provide that the REIT will be deemed to own its proportionate share of the assets of the partnership. Also, the REIT will be deemed to be entitled to its proportionate share of the income of the partnership. The character of the assets and gross income of the partnership retains the same character in the hands of the REIT for purposes of Section 856 of the Internal Revenue Code, including satisfying the gross income tests and the asset tests. Thus, our proportionate share of the assets and items of income of any partnership in which we own an interest are treated as our assets and items of income for purposes of applying the requirements described in this discussion, including the income and asset tests described below.

75% Gross Income Test. At least 75% of a REIT’s gross income for each taxable year must be derived from specified classes of income that principally are real estate related. The permitted categories of principal importance to us are:

•	rents from real property;

•	interest on loans secured by real property;

•
gains from the sale of real property or loans secured by real property (excluding gain from the sale of property held primarily for sale to customers in the ordinary course of our business, referred to below as “dealer property”);

•	income from the operation and gain from the sale of property acquired in connection with the foreclosure of a mortgage securing that property (“foreclosure property”);

•	distributions on, or gain from the sale of, shares of other qualifying REITs;

•	abatements and refunds of real property taxes;

•
amounts received as consideration for entering into agreements to make loans secured by real property or to purchase or lease real property; and “qualified temporary investment income” (described below).

In evaluating our compliance with the 75% gross income test, as well as the 95% gross income test described below, gross income does not include gross income from “prohibited transactions.” In general, a prohibited transaction is one involving a sale of dealer property, not including foreclosure property and not including certain dealer property we have held for at least two years.

We expect that substantially all of our operating gross income will be considered rent from real property and interest income. Rent from real property is qualifying income for purposes of the gross income tests only if certain conditions are satisfied. Rent from real property includes charges for services customarily rendered to tenants, and rent attributable to personal property leased together with the real property so long as the personal property rent is not more than 15% of the total rent received or accrued under the lease for the taxable year. We do not expect to earn material amounts in these categories.

Rent from real property generally does not include rent based on the income or profits derived from the property. However, rent based on a percentage of gross receipts or sales is permitted as rent from real property and we will have leases where rent is based on a percentage of gross receipts or sales. We do not intend to lease property and receive rentals based on the tenant’s income or profit. Also excluded from “rents from real property” is rent received from a person or corporation in which we (or any of our 10% or greater owners) directly or indirectly through the constructive ownership rules contained in Section 318 and Section 856(d)(5) of the Internal Revenue Code, own a 10% or greater interest.

A third exclusion from qualifying rent income covers amounts received with respect to real property if we furnish services to the tenants or manage or operate the property, other than through an “independent contractor” from whom we do not derive any income or through a “taxable REIT subsidiary.” A taxable REIT subsidiary is a corporation in which a REIT owns stock, directly or indirectly, and with respect to which the corporation and the REIT have made a joint election to treat the corporation as a taxable REIT subsidiary. The obligation to operate through an independent contractor or a taxable REIT subsidiary generally does not apply, however, if the services we provide are “usually or customarily rendered” in connection with the rental of space for occupancy only and are not considered rendered primarily for the convenience of the tenant (applying standards that govern in evaluating whether rent from real property would be unrelated business taxable income when received by a tax-exempt owner of the property). Further, if the gross income from non-customary services with respect to a property, valued at no less than 150% of our direct cost of performing such services, is 1% or less of the total income derived from the property, then the provision of such non-customary services shall not prohibit the rental income (except the non-customary service income) from qualifying as “rents from real property.”

We believe that the only material services generally to be provided to tenants will be those usually or customarily rendered in connection with the rental of space for occupancy only. We do not intend to provide services that might be considered rendered primarily for the convenience of the tenants, such as hotel, health care or extensive recreational or social services.

Consequently, we believe that substantially all of our rental income will be qualifying income under the gross income tests, and that our provision of services will not cause the rental income to fail to be included under that test.

Upon the ultimate sale of our properties, any gains realized also are expected to constitute qualifying income, as gain from the sale of real property (not involving a prohibited transaction).

95% Gross Income Test. In addition to earning 75% of our gross income from the sources listed above, at least 95% of our gross income for each taxable year must come either from those sources, or from dividends, interest or gains from the sale or other disposition of stock or other securities that do not constitute dealer property. This test permits a REIT to earn a significant portion of its income from traditional “passive” investment sources that are not necessarily real estate related. The term “interest” (under both the 75% and 95% tests) does not include amounts that are based on the income or profits of any person, unless the computation is based only on a fixed percentage of gross receipts or sales.

Failing the 75% or 95% Tests; Reasonable Cause. As a result of the 75% and 95% tests, REITs generally are not permitted to earn more than 5% of their gross income from active sources, including brokerage commissions or other fees for services rendered. We may receive certain types of that income. This type of income will not qualify for the 75% test or 95% test but is not expected to be significant and that income, together with other nonqualifying income, is expected to be at all times less than 5% of our annual gross income. While we do not anticipate that we will earn substantial amounts of nonqualifying income, if nonqualifying income exceeds 5% of our gross income, we could lose our status as a REIT. We may establish taxable REIT subsidiaries to hold assets generating non-qualifying income. The gross income generated by these subsidiaries would not be included in our gross income. However, dividends we receive from these subsidiaries would be included in our gross income and qualify for the 95% income test.

If we fail to meet either the 75% or 95% income tests during a taxable year, we may still qualify as a REIT for that year if, following the identification of such failure, (1) we file a description of each item of our gross income in accordance with Treasury regulations, and (2) the failure to meet the tests is due to reasonable cause and not to willful neglect. It is not possible, however, to state whether in all circumstances we would be entitled to the benefit of this relief provision. For example, if we fail to satisfy the gross income tests because nonqualifying income that we intentionally accrue or receive causes us to exceed the limits on nonqualifying income, the IRS could conclude that our failure to satisfy the tests was not due to reasonable cause. If these relief provisions do not apply to a particular set of circumstances, we will not qualify as a REIT. As discussed below, even if these relief provisions apply, and we retain our status as a REIT, a tax would be imposed with respect to our non-qualifying income equal to the product of (i) the greater of the amount by which we fail either the 75% or 95% income tests for that year and (ii) a fraction intended to reflect our profitability. See “—Taxation as a REIT,” below.

Prohibited Transaction Income. Any gain that we realize on the sale of any real property held as inventory or other real property held primarily for sale to customers in the ordinary course of business (including our share of any such gain realized by any subsidiary partnerships), that does not qualify under safe harbor provisions of the Code will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. This prohibited transaction income may also adversely affect our ability to satisfy the income tests for qualification as a REIT. Under existing law, whether property is held as inventory or primarily for sale to customers in the ordinary course of a trade or business depends on all the facts and circumstances surrounding the particular transaction. We intend to hold our and our subsidiary partnerships intend to hold their properties for investment with a view to long-term appreciation, to engage in the business of acquiring, developing and owning properties, and to make occasional sales of the properties as are consistent with their investment objectives. The IRS may contend, however, that one or more of these sales is subject to the 100% penalty tax.

Character of Assets Owned. At the close of each calendar quarter of our taxable year, we also must meet three tests concerning the nature of our investments. First, at least 75% of the value of our total assets generally must consist of real estate assets, cash, cash items (including receivables) and government securities. For this purpose,

“real estate assets” include interests in real property, interests in loans secured by mortgages on real property or by certain interests in real property, shares in other REITs and certain options, but excluding mineral, oil or gas royalty interests. The temporary investment of new capital in stock or debt instruments also qualifies under this 75% asset test, but only for the one-year period beginning on the date we receive the new capital.

Second, although the balance of our assets generally may be invested without restriction, we will not be permitted to own (1) securities of any one non-governmental issuer (other than a taxable REIT subsidiary) that represent more than 5% of the value of our total assets, (2) securities possessing more than 10% of the voting power of the outstanding securities of any single issuer or (3) securities having a value of more than 10% of the total value of the outstanding securities of any one issuer. A REIT, however, may own 100% of the stock of a qualified REIT subsidiary, in which case the assets, liabilities and items of income, deduction and credit of the subsidiary are treated as those of the REIT. A REIT may also own securities representing more than 10% of the voting power or value of a taxable REIT subsidiary. Third, securities of a single taxable REIT subsidiary may represent more than 5% of the value of the total assets but not more than 25% of the value of a REIT’s total assets may be represented by securities of one or more taxable REIT subsidiaries. In evaluating a REIT’s assets, if the REIT invests in a partnership, it is deemed to own its proportionate share of the assets of the partnership.

After initially meeting the asset tests at the close of any quarter, we will not lose our status as a REIT for failure to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values. If we fail to satisfy the asset tests because we acquire securities or other property during a quarter, we can cure this failure by disposing of sufficient nonqualifying assets within 30 days after the close of that quarter. We intend to take such action within the 30 days after the close of any quarter as may be required to cure any noncompliance. If we fail to cure noncompliance with the asset tests within this time period, we could cease to qualify as a REIT.

If we fail to satisfy one or more of the asset tests for any quarter of a taxable year, we nevertheless may qualify as a REIT for such year if we qualify for relief under certain provisions of the Code. Those relief provisions generally will be available (i) for failures of the 5% asset test and the 10% asset tests if (i) the failure is due to the ownership of assets that do not exceed the lesser of 1% of our total assets or $10 million, and the failure is corrected within 6 months following the quarter in which it was discovered, or (ii) for the failure of any asset test (including the failure to satisfy the 5% asset test or 10% asset tests where the failure is due to ownership of assets that exceed the amount in (i) above), if the failure is due to reasonable cause and not due to willful neglect, we file a schedule with a description of each asset causing the failure in accordance with regulations prescribed by the Treasury, the failure is corrected within 6 months following the quarter in which it was discovered, and we pay a tax consisting of the greater of $50,000 or a tax computed at the highest corporate rate on the amount of net income generated by the assets causing the failure from the date of failure until the assets are disposed of or we otherwise return to compliance with the asset test. We may not qualify for the relief provisions in all circumstances.

Annual Distributions to Shareholders. To maintain our REIT status, we generally must distribute as a dividend to our shareholders in each taxable year at least 90% of our net ordinary income. Capital gain is not required to be distributed. More precisely, we must distribute an amount equal to (1) 90% of the sum of (a) our “REIT Taxable Income” before deduction of dividends paid and excluding any net capital gain and (b) any net income from foreclosure property less the tax on such income, minus (2) certain limited categories of “excess noncash income,” including income attributable to leveled stepped rents, cancellation of indebtedness and original issue discount income. REIT Taxable Income is defined to be the taxable income of the REIT, computed as if it were an ordinary corporation, with certain modifications. For example, the deduction for dividends paid is allowed, but neither net income from foreclosure property, nor net income from prohibited transactions, is included. In addition, the REIT may carry over, but not carry back, a net operating loss for 20 years following the year in which it was incurred.

A REIT may satisfy the 90% distribution test with dividends paid during the taxable year and with certain dividends paid after the end of the taxable year.

Dividends paid in January that were declared during the last calendar quarter of the prior year and were payable to shareholders of record on a date during the last calendar quarter of that prior year are treated as paid on December 31 of the prior year. Other dividends declared before the due date of our tax return for the taxable year, including extensions, also will be treated as paid in the prior year if they are paid (1) within 12 months of the end of that taxable year and (2) no later than our next regular distribution payment. Dividends that are paid after the close of a taxable year that do not qualify under the rule governing payments made in January (described above) will be taxable to the shareholders in the year paid, even though we may take them into account for a prior year. A nondeductible excise tax equal to 4% will be imposed for each calendar year to the extent that dividends declared and distributed or deemed distributed on or before December 31 are less than the sum of (a) 85% of our “ordinary income” plus (b) 95% of our capital gain net income plus (c) any undistributed income from prior periods.

To be entitled to a dividends paid deduction, the amount distributed by a REIT must not be preferential. For example, every shareholder of the class of shares to which a distribution is made must be treated the same as every other shareholder of that class, and no class of shares may be treated otherwise than in accordance with its dividend rights as a class.

We will be taxed at regular corporate rates to the extent that we retain any portion of our taxable income. For example, if we distribute only the required 90% of our taxable income, we would be taxed on the retained 10%. Under certain circumstances we may not have sufficient cash or other liquid assets to meet the distribution requirement. This could arise because of competing demands for our funds, or due to timing differences between tax reporting and cash receipts and disbursements (i.e., income may have to be reported before cash is received, or expenses may have to be paid before a deduction is allowed).

Although we do not anticipate any difficulty in meeting this requirement, no assurance can be given that necessary funds will be available. In the event these circumstances do occur, then in order to meet the 90% distribution requirement, we may have to arrange for short-term, or possibly long-term, borrowings to permit the payment of required dividends.

If we fail to meet the 90% distribution requirement because of an adjustment to our taxable income by the IRS, we may be able to cure the failure retroactively by paying a “deficiency dividend,” as well as applicable interest and penalties, within a specified period.

While we currently expect to pay future distributions in cash, we may pay up to 90% of our distributions in common shares, as permitted by an IRS revenue procedure that allows us to satisfy the REIT income distribution requirement by distributing up to 90% of our distributions in common shares in lieu of paying distributions entirely in cash.  In the event that we pay a portion of a distribution in common shares, which we reserve the right to do, recipients would be required to pay tax on the entire amount of the distribution, including the portion paid in common shares, in which case the recipients might have to pay the tax using cash from other sources.  Furthermore, with respect to non-U.S. shareholders, we may be required to withhold U.S. tax with respect to all or a portion of such distribution that is payable in common shares.

Taxation As A REIT

As a REIT, we generally will not be subject to corporate income tax to the extent we currently distribute our REIT taxable income to our shareholders. This treatment effectively eliminates the “double taxation” imposed on investments in most corporations. Double taxation refers to taxation that occurs once at the corporate level when income is earned and once again at the shareholder level when such income is distributed. We generally will be taxed only on the portion of our taxable income that we retain, which will include any undistributed net capital gain, because we will be entitled to a deduction for dividends paid to shareholders during the taxable year. A dividends paid deduction is not available for dividends that are considered preferential within any given class of shares or as between classes except to the extent that class is entitled to a preference. We do not anticipate that we will pay any of those preferential dividends. Because excess shares will represent a separate class of outstanding shares, the fact that those shares will not be entitled to dividends should not adversely affect our ability to deduct our dividend payments.

Even as a REIT, we will be subject to tax in certain circumstances as follows:

•	we would be subject to tax on any income or gain from foreclosure property at the highest corporate rate (currently 35%);

•	a confiscatory tax of 100% applies to any net income from prohibited transactions;

•
if we fail to meet either the 75% or 95% source of income tests described above, but still qualify for REIT status under the reasonable cause exception to those tests, a tax would be imposed equal to the amount obtained by multiplying (a) the greater of the amount, if any, by which we failed either the 75% income test or the 95% income test, times (b) a fraction intended to reflect our profitability;

•
if we fail, the 5% asset test or either of the 10% asset tests (and do not qualify for a de minimis safe harbor) or fail to satisfy one or more of the other asset tests for any quarter of a taxable year, but nonetheless continue to qualify as a REIT because we qualify under certain relief provisions, we may be required to pay a tax of the greater of $50,000 or a tax computed at the highest corporate rate on the amount of net income generated by the assets causing the failure from the date of failure until the assets are disposed of or we otherwise return to compliance with the asset test;

•
if we fail to satisfy one or more of the requirements for REIT qualification (other than the income tests or the rules providing relief from asset test failures, described above), we nevertheless may avoid termination of our REIT election in such year if the failure is due to reasonable cause and not due to willful neglect and we pay a penalty of $50,000 for each failure to satisfy the REIT qualification requirements;

•	under some circumstances, we may be subject to the alternative minimum tax on items of tax preference;

•
if we should fail to distribute with respect to each calendar year at least the sum of (a) 85% of our REIT ordinary income for that year, (b) 95% of our REIT capital gain net income for that year (other than certain long-term capital gain for which we make a capital gain designation and pay the applicable income tax), and (c) any undistributed taxable income from prior years, we would be subject to a 4% excise tax on the excess of the required distribution over the amounts actually distributed;

•
we also will be taxed at the highest regular corporate tax rate on any built-in gain attributable to assets that we acquire from a C corporation in certain tax-free corporate transactions, to the extent the gain is recognized during the first ten years after we acquire those assets. Built-in gain is the excess of (a) the fair market value of the asset over (b) our adjusted basis in the asset, in each case determined as of the beginning of the ten-year recognition period; and

•	we will be taxed at regular corporate rates on any undistributed REIT taxable income, including undistributed net capital gains.

In addition, a tax is imposed on a REIT equal to 100% of redetermined rents, redetermined deductions and excess interest. Redetermined rents are generally rents from real property which would otherwise be reduced on distribution, apportionment or allocation to clearly reflect income as a result of services furnished or rendered by a taxable REIT subsidiary to tenants of the REIT. There are a number of exceptions with regard to redetermined rents, which are summarized below.

•
Redetermined rents do not include de minimis payments received by the REIT with respect to non-customary services rendered to the tenants of a property owned by the REIT that do not exceed 1% of all amounts received by the REIT with respect to the property.

•
The redetermined rent provisions do not apply with respect to any services rendered by a taxable REIT subsidiary to the tenants of the REIT, as long as the taxable REIT subsidiary renders a significant amount of similar services to persons other than the REIT and to tenants who are unrelated to the REIT or the taxable REIT subsidiary or the REIT tenants, and the charge for these services is substantially comparable to the charge for similar services rendered to such unrelated persons.

•
The redetermined rent provisions do not apply to any services rendered by a taxable REIT subsidiary to a tenant of a REIT if the rents paid by tenants leasing at least 25% of the net leasable space in the REIT’s property who are not receiving such services are substantially comparable to the rents paid by tenants leasing comparable space who are receiving the services and the charge for the services is separately stated.

•
The redetermined rent provisions do not apply to any services rendered by a taxable REIT subsidiary to tenants of a REIT if the gross income of the taxable REIT subsidiary from these services is at least 150% of the taxable REIT subsidiary’s direct cost of rendering the service.

•
The Secretary of the Treasury has the power to waive the tax that would otherwise be imposed on redetermined rents if the REIT establishes to the satisfaction of the Secretary that rents charged to tenants were established on an arm’s length basis even though a taxable REIT subsidiary provided services to the tenants.

Redetermined deductions are deductions, other than redetermined rents, of a taxable REIT subsidiary if the amount of these deductions would be decreased on distribution, apportionment or allocation to clearly reflect income between the taxable REIT subsidiary and the REIT. Excess interest means any deductions for interest payments made by a taxable REIT subsidiary to the REIT to the extent that the interest payments exceed a commercially reasonable rate of interest.

Relief From Certain Failures of the REIT Qualification Provisions

If we fail to satisfy one or more of the requirements for REIT qualification (other than the income tests or the rules providing relief from asset test failures, described above), we nevertheless may avoid termination of our REIT election in such year if the failure is due to reasonable cause and not due to willful neglect and we pay a penalty of $50,000 for each failure to satisfy the REIT qualification requirements. We may not qualify for this relief provision in all circumstances.

Failure To Qualify As A REIT

For any taxable year in which we fail to qualify as a REIT and certain relief provisions do not apply, we would be taxed at regular corporate rates, including alternative minimum tax rates on all of our taxable income.

Distributions to our shareholders would not be deductible in computing that taxable income, and distributions would no longer be required to be made. Any corporate level taxes generally would reduce the amount of cash available for distribution to our shareholders and, because the shareholders would continue to be taxed on the distributions they receive, the net after tax yield to the shareholders from their investment likely would be reduced substantially. As a result, failure to qualify as a REIT during any taxable year could have a material adverse effect on an investment in our common shares. If we lose our REIT status, unless certain relief provisions apply, we would not be eligible to elect REIT status again until the fifth taxable year which begins after the taxable year during which our election was terminated. It is not possible to state whether in all circumstances we would be entitled to this statutory relief.

Taxation Of Taxable U.S. Shareholders

As used herein, the term "taxable U.S. shareholder" means a holder of our shares that for U.S. federal income tax purposes is:

•	a citizen or resident of the United States;

•	a corporation, partnership, or other entity created or organized in or under the laws of the United States, any of its states or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•
any trust with respect to which (A) a U.S. court is able to exercise primary supervision over the administration of such trust and (B) one or more U.S. persons have the authority to control all substantial decisions of the trust. Notwithstanding the preceding sentence, to the extent provided in the Treasury Regulations, some trusts in existence on August 20, 1996, and treated as United States persons prior to this date that elect to continue to be treated as United States persons, shall be considered taxable U.S. shareholders.

If a partnership, including an entity that is treated as a partnership for U.S. federal income tax purposes, is a beneficial owner of our stock, the treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership.

Except as discussed below, distributions generally will be taxable to taxable U.S. shareholders as ordinary income to the extent of our current or accumulated earnings and profits. We may generate cash in excess of our net earnings. If we distribute cash to shareholders in excess of our current and accumulated earnings and profits (other than as a capital gain dividend), the excess cash will be deemed to be a return of capital to each shareholder to the extent of the adjusted tax basis of the shareholder’s shares. Distributions in excess of the adjusted tax basis will be treated as gain from the sale or exchange of the shares. A shareholder who has received a distribution in excess of our current and accumulated earnings and profits may, upon the sale of the shares, realize a higher taxable gain or a smaller loss because the basis of the shares as reduced will be used for purposes of computing the amount of the gain or loss. Distributions we make, whether characterized as ordinary income or as capital gains, are not eligible for the dividends received deduction for corporations. For purposes of determining whether distributions to holders of common shares are out of current or accumulated earnings and profits, our earnings and profits will be allocated first to the outstanding preferred shares, if any, and then to the common shares.

Dividends we declare in October, November or December of any year and payable to a shareholder of record on a specified date in any of these months shall be treated as both paid by us and received by the shareholder on December 31 of that year, provided we actually pay the dividend on or before January 31 of the following calendar year. Shareholders may not include in their own income tax returns any of our net operating losses or capital losses.

Distributions that we properly designate as capital gain dividends will be taxable to taxable U.S. shareholders as gains from the sale or disposition of a capital asset to the extent that they do not exceed our actual net capital gain for the taxable year. Depending on the period of time the tax characteristics of the assets which produced these gains, and on certain designations, if any, which we may make, these gains may be taxable to non-corporate U.S. shareholders at a 15% or 25% rate. U.S. shareholders that are corporations may, however, be required to treat up to 20% of certain capital gain dividends as ordinary income.

We may elect to retain, rather than distribute as a capital gain dividend, our net long-term capital gains. If we make this election, we would pay tax on our retained net long-term capital gains. In addition, to the extent we designate, a U.S. shareholder generally would:

•
include its proportionate share of our undistributed long-term capital gains in computing its long-term capital gains in its return for its taxable year in which the last day of our taxable year falls;

•	be deemed to have paid the capital gains tax imposed on us on the designated amounts included in the U.S. shareholder’s long-term capital gains;

•	receive a credit or refund for the amount of tax deemed paid by it;

•
increase the adjusted basis of its common shares by the difference between the amount of includable gains and the tax deemed to have been paid by it; and, in the case of a U.S. shareholder that is a corporation, appropriately adjust its earnings and profits for the retained capital gains in accordance with Treasury Regulations to be prescribed by the IRS.

Distributions we make and gain arising from the sale or exchange by a U.S. shareholder of our shares will not be treated as income from a passive activity, within the meaning of Section 469 of the Internal Revenue Code, since income from a passive activity generally does not include dividends and gain attributable to the disposition of property that produces dividends. As a result, U.S. shareholders subject to the passive activity rules will generally be unable to apply any “passive losses” against this income or gain.

Distributions we make, to the extent they do not constitute a return of capital, generally will be treated as investment income for purposes of computing the investment interest limitation. Gain arising from the sale or other disposition of our shares, however, will be treated as investment income if a shareholder so elects, in which case the capital gain is taxed at ordinary income rates.

U.S. shareholders who sell or exchange our shares will generally recognize gain or loss for U.S. federal income tax purpose in an amount equal to the difference between the amount of cash and the fair market value of any property received on the sale or exchange and the holder's adjusted basis in the shares for tax purposes.  If the shares are held as a capital asset, gain or loss realized by a shareholder upon the sale of shares will be reportable as capital gain or loss. If a shareholder receives a long-term capital gain dividend from us and has held the shares for six months or less, any loss incurred on the sale or exchange of the shares is treated as a long-term capital loss to the extent of the corresponding long-term capital gain dividend received. All or a portion of any loss a taxable U.S. shareholder realizes upon a taxable disposition of shares may be disallowed if the taxable U.S. shareholder purchases substantially identical shares within the 61-day period beginning 30 days before and ending 30 days after the disposition.

Newly enacted legislation requires certain U.S. shareholders who are individuals, estates or trusts to pay a 3.8% tax on, among other things, dividends on and capital gains from the sale or other disposition of shares for taxable years beginning after December 31, 2012.  U.S. shareholders should consult their tax advisors regarding the effect, if any, of this legislation on their ownership and disposition of our common shares.

In any year in which we fail to qualify as a REIT, the shareholders generally will continue to be treated in the same fashion described above, except that none of our dividends will be eligible for treatment as capital gains dividends, corporate shareholders may qualify for the dividends received deduction and the shareholders will not be required to report any share of our tax preference items. Also, dividend distributions would be “qualified dividend income,” which in the hands of individual shareholders is taxable at the long-term capital gain rates for individuals.

The maximum tax rate for non-corporate taxpayers for (1) long-term capital gains, including certain “capital gain dividends,” has generally been reduced to 15% (although depending on the characteristics of the assets which produced these gains and on designations which we may make, certain capital gain dividends may be taxed at a 25% rate) and (2) “qualified dividend income” has generally been reduced to 15%. In general, dividends payable by us are not eligible for the reduced tax rate on corporate dividends, except to the extent that certain holding requirements have been met and the dividends are attributable to dividends received from taxable corporations (such as taxable REIT subsidiaries), to income that was subject to tax at the corporate/REIT level (for example, if we distributed taxable income that we retained and paid tax on in the prior taxable year), or to dividends properly designated by us as “capital gain dividends.” The currently applicable provisions of the federal income tax laws relating to the 15% tax rate are currently scheduled to “sunset” or revert to the provisions of prior law effective for taxable years beginning after December 31, 2010, at which time the long-term capital gains tax rate will be increased to 20% and the rate applicable to dividends will be increased to the tax rate then applicable to ordinary income.

Backup Withholding

We will report to our shareholders and the IRS the amount of dividends paid during each calendar year and the amount of tax withheld, if any. If a shareholder is subject to backup withholding, we will be required to deduct and withhold a tax from any dividends payable to that shareholder. These rules may apply (1) when a shareholder fails to supply a correct taxpayer identification number, (2) when the IRS notifies us that the shareholder is subject to the rules or has furnished an incorrect taxpayer identification number, or (3) in the case of corporations or others within certain exempt categories, when they fail to demonstrate that fact when required. A shareholder that does not provide a correct taxpayer identification number may also be subject to penalties imposed by the IRS. Any amount withheld as backup withholding may be credited against the shareholder’s federal income tax liability. We also may be required to withhold a portion of capital gain distributions made to shareholders who fail to certify their non-foreign status.

Taxation Of Tax-Exempt Entities

In general, a tax-exempt entity that is a shareholder will not be subject to tax on distributions or gain realized on the sale of shares. The IRS has confirmed that a REIT’s distributions to a tax-exempt employees’ pension trust do not constitute unrelated business taxable income. A tax-exempt entity may be subject to unrelated business taxable income, however, to the extent that it has financed the acquisition of its shares with “acquisition indebtedness” within the meaning of the Internal Revenue Code. In determining the number of shareholders a REIT has for purposes of the 5/50 rule described above under “—REIT Qualification,” generally, any shares held by tax-exempt employees’ pension and profit sharing trusts which qualify under Section 401(a) of the Internal Revenue Code and are exempt from tax under Section 501(a) of the Internal Revenue Code will be treated as held directly by its beneficiaries in proportion to their interests in the trust and will not be treated as held by the trust.

One of these trusts owning more than 10% of a REIT may be required to treat a percentage of dividends from the REIT as UBTI. The percentage is determined by dividing the REIT’s gross income (less direct expenses related thereto) derived from an unrelated trade or business for the year (determined as if the REIT were a qualified trust) by the gross income of the REIT for the year in which the dividends are paid. However, if this percentage is less than 5%, dividends are not treated as UBTI. These UBTI rules apply only if the REIT qualifies as a REIT because of the “look-thru” rule with respect to the 5/50 rule discussed above and if the trust is “predominantly held” by qualified trusts. A REIT is predominantly held by qualified trusts if at least one pension trust owns more than 25% of the value of the REIT or a group of pension trusts each owning more than 10% of the value of the REIT collectively own more than 50% of the value of the REIT. We do not currently meet either of these requirements.

For social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts and qualified group legal services plans exempt from federal income taxation under Sections 501(c)(7), (c)(9), (c)(17) and (c)(20) of the Internal Revenue Code, respectively, income from an investment in our capital shares will constitute UBTI unless the organization is able to deduct an amount properly set aside or placed in reserve for certain purposes so as to offset the UBTI generated by the investment in our capital shares. These prospective investors should consult their own tax advisors concerning the “set aside” and reserve requirements.

Taxation Of Foreign Investors

The rules governing federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships and other foreign shareholders are complex and no attempt will be made herein to provide more than a summary of such rules. Prospective non-U.S. shareholders should consult with their own tax advisors to determine the impact of federal, state and local income tax laws with regard to an investment in common shares, including any reporting requirements, as well as the tax treatment of such an investment under the laws of their home country.

Dividends that are not attributable to gain from any sales or exchanges we make of United States real property interests and which we do not designate as capital gain dividends will be treated as dividends of ordinary income to the extent that they are made out of our current or accumulated earnings and profits. Those dividends ordinarily will be subject to a withholding tax equal to 30% of the gross amount of the dividend unless an applicable tax treaty reduces or eliminates that tax. However, if income from the investment in the common shares is treated as effectively connected with the non-U.S. shareholder’s conduct of a United States trade or business, the non-U.S. shareholder generally will be subject to a tax at graduated rates, in the same manner as U.S. shareholders are taxed with respect to those dividends, and may also be subject to the 30% branch profits tax in the case of a shareholder that is a foreign corporation. For withholding tax purposes, we are currently required to treat all distributions as if made out of our current and accumulated earnings and profits and thus we intend to withhold at the rate of 30%, or a reduced treaty rate if applicable, on the amount of any distribution (other than distributions designated as capital gain dividends) made to a non-U.S. shareholder unless (1) the non-U.S. shareholder files on IRS Form W-8BEN claiming that a lower treaty rate applies or (2) the non-U.S. shareholder files an IRS Form W-8ECI claiming that the dividend is effectively connected income.

Under certain Treasury Regulations, we would not be required to withhold at the 30% rate on distributions we reasonably estimate to be in excess of our current and accumulated earnings and profits. Dividends in excess of our current and accumulated earnings and profits will not be taxable to a shareholder to the extent that they do not exceed the adjusted basis of the shareholder’s shares, but rather will reduce the adjusted basis of those shares. To the extent that those dividends exceed the adjusted basis of a non-U.S. shareholder’s shares, they will give rise to tax liability if the non-U.S. shareholder would otherwise be subject to tax on any gain from the sale or disposition of his shares, as described below. If it cannot be determined at the time a dividend is paid whether or not a dividend will be in excess of current and accumulated earnings and profits, the dividend will be subject to such withholding. We do not intend to make quarterly estimates of that portion of dividends that are in excess of earnings and profits, and, as a result, all dividends will be subject to such withholding. However, the non-U.S. shareholder may seek a refund of those amounts from the IRS.

For periods through the 2004 taxable year in which we qualified as a REIT, distributions that were attributable to gain from our sales or exchanges of United States real property interests were taxed to a non-U.S. shareholder under the provisions of the Foreign Investment in Real Property Tax Act of 1980, commonly known as “FIRPTA.” Under FIRPTA, those dividends were taxed to a non-U.S. shareholder as if the gain were effectively connected with a United States business. Non-U.S. shareholders were thus taxed at the normal capital gain rates applicable to U.S. shareholders subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals. Also, dividends subject to FIRPTA may have been subject to a 30% branch profits tax in the hands of a corporate non-U.S. shareholder not entitled to treaty exemption. We were required by the Internal Revenue Code and applicable Treasury Regulations to withhold 35% of any dividend that could be designated as a capital gain dividend. This amount was creditable against the non-U.S. shareholder’s FIRPTA tax liability.

Beginning in the 2005 taxable year, the above taxation under FIRPTA of distributions attributable to gains from our sales or exchanges of United States real property interests (or such gains that are retained and deemed to be distributed) will not apply, provided our common shares are “regularly traded” on an established securities market in the United States, and the non-U.S. shareholder does not own more than 5% of the common stock at any time during the one-year period ending on the date of distribution. Instead, such amounts will be taxable as a dividend of ordinary income not effectively connected to a U.S. trade or business, as described earlier.  A non-U.S. shareholder owning more than 5% of our common stock could be subject to the prior rules.

Gain recognized by a non-U.S. shareholder upon a sale of shares generally will not be taxed under FIRPTA if we are a “domestically controlled REIT,” defined generally as a REIT in which at all times during a specified testing period less than 50% in value of the shares was held directly or indirectly by foreign persons. It is currently anticipated that we will be a “domestically controlled REIT,” and therefore the sale of shares will not be subject to taxation under FIRPTA. Because the common shares will be publicly traded, however, no assurance can be given that we will remain a “domestically controlled REIT.” However, gain not subject to FIRPTA will be taxable to a non-U.S. shareholder if (1) investment in the common shares is effectively connected with the non-U.S. shareholder’s United States trade or business, in which case the non-U.S. shareholder will be subject to the same treatment as U.S. shareholders with respect to that gain, and may also be subject to the 30% branch profits tax in the case of a corporate non-U.S. shareholder, or (2) the non-U.S. shareholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and has a “tax home” in the United States, in which case the nonresident alien individual will be subject to a 30% withholding tax on the individual’s capital gains. If we were not a domestically controlled REIT, whether or not a non-U.S. shareholder’s sale of shares would be subject to tax under FIRPTA would depend on whether or not the common shares were regularly traded on an established securities market (such as the NYSE) and on the size of selling non-U.S. shareholder’s interest in our capital shares. If the gain on the sale of shares were to be subject to taxation under FIRPTA, the non-U.S. shareholder will be subject to the same treatment as U.S. shareholders with respect to that gain (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals and the possible application of the 30% branch profits tax in the case of foreign corporations) and the purchaser of our common shares may be required to withhold 10% of the gross purchase price.

Newly enacted legislation may impose withholding taxes on certain types of payments made to “foreign financial institutions” and certain other non-U.S. entities. Under this legislation, the failure to comply with additional certification, information reporting and other specified requirements could result in withholding tax being imposed on payments of dividends and sales proceeds to U.S. shareholders who own the shares through foreign accounts or foreign intermediaries and certain non-U.S. shareholders. The legislation imposes a 30% withholding tax on dividends on, and gross proceeds from the sale or other disposition of, our shares paid to a foreign financial institution or to a foreign non-financial entity, unless (i) the foreign financial institution undertakes certain diligence and reporting obligations or (ii) the foreign non-financial entity either certifies it does not have any substantial United States owners or furnishes identifying information regarding each substantial United States owner.  There is an exception for certain amounts that are treated as effectively connected with a U.S. trade or business, such as gain from the disposition of a U.S. real property interest.  If the payee is a foreign financial institution, it generally must enter into an agreement with the United States Treasury requiring, among other things, that it undertake to identify accounts held by certain United States persons or United States-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to account holders whose actions prevent it from complying with these reporting and other requirements. The legislation applies to payments made after December 31, 2012.  Prospective investors should consult their tax advisors regarding this legislation.

State And Local Taxes

We, and our shareholders, may be subject to state or local taxation in various state or local jurisdictions, including those in which it or they transact business or reside. Consequently, Unit holders should consult their own tax advisors regarding the effect of state and local tax laws on an investment in our capital shares.

Tax Consequences Of Redemption

The following summarizes certain United States federal income tax considerations that may be relevant to a Unit holder who exercises the right to require the redemption of Units.

If a Unit holder exercises the right to require the redemption of Units and we elect to acquire the Units in exchange for common shares and/or cash, the acquisition will be treated as a sale of Units for federal income tax purposes. The sale will be fully taxable to the Unit holder. The selling Unit holder generally will be treated as realizing for tax purposes an amount equal to the sum of either the cash or the fair market value of the shares received and the amount of any Operating Partnership liabilities allocable to the redeemed Units at the time of the sale.

If we elect not to acquire the Units and instead redeem the Unit holder’s Units for cash, the tax consequences would be as described in the previous paragraph. If the Operating Partnership redeems less than all of a Unit holder’s Units, we intend to treat the transaction as a sale by the Unit holder of the Unit holder’s Units to us, and expect that the sale will be taxable to the Unit holder. However, in such event, and subject to the “disguised sale” rules discussed below, the Unit holder may be able to take the position that the transaction is a partnership distribution and as such the Unit holder would recognize taxable gain only to the extent that the cash plus the amount of any Operating Partnership liabilities allocable to the redeemed Units exceeded the Unit holder’s adjusted basis in all of such Unit holder’s Units immediately before the redemption. In either event, however, upon a partial redemption of Units, the Unit holder would not recognize any loss occurring on the transaction. EACH UNIT HOLDER SHOULD CONSULT WITH THE UNIT HOLDER’S OWN TAX ADVISOR FOR THE SPECIFIC TAX CONSEQUENCES RESULTING FROM A REDEMPTION OF UNITS.

The method used by the Operating Partnership to allocate its liabilities to its partners may result in varying amounts of such liabilities being allocated to different Unit holders. Under the method of allocation used by the Operating Partnership, it is possible that Unit holders who hold an identical amount of Units are allocated different amounts of liabilities of the Operating Partnership for federal income tax purposes.

If a holder’s Units are redeemed or a Unit holder otherwise disposes of the Unit holder’s Units, the determination of the gain or loss from the redemption or other disposition will be based on the difference between the amount realized for tax purposes and the tax basis in those Units. Upon the sale of Units, the amount realized will be the sum of the cash or fair market value of common shares or other property received plus the reduction in the amount of any Operating Partnership liabilities allocable to the Unit holder. To the extent that the amount of cash or property received plus the reduction in the allocable share of any Operating Partnership liabilities exceeds the Unit holder’s basis in the Unit holder’s Units, such Unit holder will recognize gain. It is possible that the amount of gain recognized or even the tax liability resulting from such gain could exceed the amount of cash or the value of the shares received upon such disposition.

Except as described below, any gain recognized upon a sale or other disposition of Units should be treated as gain attributable to the sale or disposition of a capital asset. To the extent that the amount realized upon the sale or other disposition of a Unit attributable to a Unit holder’s share of unrealized receivables of the Operating Partnership (as defined in section 751 of the Internal Revenue Code) exceeds the basis attributable to those assets, however, this excess will be treated as ordinary income. Unrealized receivables include, to the extent not previously included in Operating Partnership income, any rights to payment for services rendered or to be rendered. Unrealized receivables also include amounts that would be subject to recapture if the Operating Partnership had sold its assets at their fair market value at the time of the transfer of the Unit.

For individuals, trusts and estates, the maximum rate of tax on the net capital gain from a sale or exchange of a long-term capital asset (i.e., a capital asset held for more than 12 months) is currently 15%. The maximum rate for net capital gains attributable to the sale of depreciable real property held for more than 12 months is 25% to the extent of the prior depreciation deductions constituting “unrecaptured Section 1250 gain” (that is, depreciation deductions not otherwise recaptured as ordinary income under the existing depreciation recapture rules). Treasury Regulations provide that the individuals, trusts and estates are subject to a 25% tax to the extent of their allocable share of unrecaptured Section 1250 gain immediately prior to their sale or disposition of the Units (the “25% Amount”). Provided that the Units are held as a long-term capital asset, such Unit holders would be subject to a maximum rate of tax of 15% of the difference, if any, between any gain on the sale or disposition of the Units and the 25% Amount.

There is a risk that a redemption of the Units may cause the original transfer of property to the Operating Partnership in exchange for Units to be treated as a “disguised sale” of property. Section 707 of the Internal Revenue Code and Treasury Regulations thereunder generally provide that a partner’s contribution of property to a partnership and the partnership’s simultaneous or subsequent transfer of money or other consideration (including the assumption of or taking subject to a liability) to the partner, which would not have been made but for the transfer of property, will be presumed to be a sale, in whole or in part, of such property by the partner to the partnership, unless one of the prescribed exceptions is applicable. Further the disguised sale rules generally provide that, if a partner’s transfer of property to the partnership is within two years of the partnership’s transfer of money or other consideration to a partner, the transfers are presumed to be a sale of the property unless the facts and the circumstances clearly establish that the transfers do not constitute a sale. These rules also provide that if the transfers are made more than two years apart, the transfers are presumed not to be a sale unless the facts and circumstances clearly establish that the transfers do constitute a sale.

Accordingly, if a Unit is redeemed, the IRS could contend that the disguised sale rules apply because the Unit holder will receive consideration subsequent to the Unit holder’s (or the Unit holder's predecessor) previous contribution of property to the Operating Partnership. In that event, the IRS could contend that any of the transactions where Unit holders received Units that may be redeemed for common shares that may in turn be sold are taxable as a disguised sale under those rules. Any gain recognized as a result of the disguised sale treatment may be eligible for installment reporting under section 453 of the Internal Revenue Code, subject to certain limitations. EACH UNIT HOLDER SHOULD CONSULT WITH THE UNIT HOLDER’S OWN TAX ADVISOR TO DETERMINE WHETHER A REDEMPTION OF UNITS COULD BE SUBJECT TO THE DISGUISED SALE RULES.

LEGAL MATTERS

Unless otherwise noted in a prospectus supplement, Locke Lord Bissell & Liddell LLP, Dallas, Texas, will pass on the legality of the securities offered through this prospectus and certain tax matters. Counsel for any underwriters or agents will be noted in the applicable prospectus supplement.

EXPERTS

The consolidated financial statements, and the related financial statement schedules, incorporated in this Prospectus by reference from Weingarten Realty Investors’ Annual Report on Form 10-K for the year ended December 31, 2009 (which report on the consolidated financial statements expresses an unqualified opinion and includes an explainatory paragraph relating to the adoption of two new accounting principles in 2009) and the effectiveness of Weingarten Realty Investors' internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference.  Such financial statements and financial statement schedules have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the reporting requirements of the Securities and Exchange Act of 1934, as amended, and file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference room at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference room. Our SEC filings are also available to the public at the SEC's web site at www.sec.gov. In addition, you may read and copy our SEC filings at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.  Our website address is www.weingarten.com.

This prospectus is only part of a registration statement we filed with the SEC under the Securities Act of 1933, as amended, and therefore omits certain information contained in the registration statement. We have also filed exhibits and schedules to the registration statement that we have excluded from this prospectus, and you should refer to the applicable exhibit or schedule for a complete description of any statement referring to any contract or document. You may inspect or obtain a copy of the registration statement, including exhibits and schedules, as described in the previous paragraph.

INCORPORATION OF DOCUMENTS BY REFERENCE

This prospectus "incorporates by reference" information that we have filed with the SEC under the Exchange Act, which means that we are disclosing important information to you by referring you to those documents. Any statement contained in this prospectus or in any document incorporated or deemed to be incorporated by reference into this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or any subsequently filed document which also is, or is deemed to be, incorporated by reference into this prospectus modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus. We incorporate by reference the following documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (other than Current Reports furnished under Items 2.02 or 7 of Form 8-K):

•	Annual Report on Form 10-K for the year ended December 31, 2009;
•	Our Current Reports on Form 8-K filed April 27, 2010 and May 6, 2010; and
•	The description of our common shares of beneficial interest contained in our registration statement on Form 8-A filed March 17, 1988.

Any person, including any beneficial owner, to whom this prospectus is delivered may request copies of any or all of these filings at no cost by writing or telephoning our Investor Relations Department at the following address and telephone number:

Weingarten Realty Investors
2600 Citadel Plaza Drive
Suite 125
Houston, Texas 77008
(713) 866-6000.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth the estimated expenses in connection with the offering contemplated by this Registration Statement:

SEC Registration Fee	$189
Printing and Engraving Costs	0
Accounting Fees and Expenses	5,000
Legal Fees and Expenses (other than Blue Sky)	10,000
Trustee and Transfer Agent Fees	0
Miscellaneous	0
Total	$15,189

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Chapter 8 of the Texas Business Organizations Code empowers a real estate investment trust to indemnify any person who was, is, or is threatened to be made a named defendant or respondent in any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, arbitrative, or investigative, any appeal in such an action, suit, or proceeding, or any inquiry or investigation that can lead to such an action, suit or proceeding because the person is or was a governing person, former governing person, officer, employee, agent, or delegate of the real estate investment trust against a judgment and expenses, other than a judgment, that are reasonable and actually incurred by the person in connection with a proceeding if the person acted in good faith and reasonably believed his conduct was in or not opposed to the best interests of the real estate investment trust and, in the case of any criminal proceeding, had no reasonable cause to believe that his conduct was unlawful.

The Texas Business Organizations Code further provides that, except to the extent otherwise permitted therein, a trust manager may not be indemnified in respect of a proceeding in which the person is found liable for willful or intentional misconduct in the performance of the person's duty to the enterprise, breach of the person's duty of loyalty owed to the enterprise, or an act or omission not committed in good faith that constitutes a breach of a duty owed by the person to the enterprise.  Indemnification is limited to reasonable expenses actually incurred and may not be made in respect of any proceeding in which the person has been found liable for willful or intentional misconduct in the performance of his duty to the real estate investment trust.

Section 200.314 of the Texas Real Estate Investment Trust Law provides that no trust manager shall be liable to the real estate investment trust for any act, omission, loss, damage, or expense arising from the performance of his duty to a real estate investment trust, save only for his own willful misfeasance, willful malfeasance or gross negligence.

Article Sixteen of our amended and restated declaration of trust provides that we shall indemnify officers and trust managers, as set forth below:

(a)
We shall indemnify, to the extent provided in our bylaws, every person who is or was serving as our or our corporate predecessor's director, trust manager or officer and any person who is or was serving at our request as a director, officer, partner, venturer, proprietor, trustee, employee, agent or similar functionary of another foreign or domestic corporation, partnership, joint venture, sole proprietorship, trust, employee benefit plan or other enterprise with respect to all costs and expenses incurred by such person in connection with any proceeding in which he was, is, or is threatened to be named as a defendant or respondent, or in which he was or is a witness without being made a defendant or respondent, by reason, in whole or in part, of his holding or having held a position named above in this paragraph.

(b)
If the indemnification provided in paragraph (a) is either (i) insufficient to cover all costs and expenses incurred by any person named in such paragraph as a result of such person being made or threatened to be made a defendant or respondent in a proceeding by reason of his holding or having held a position named in such paragraph or (ii) not permitted by Texas law, we shall indemnify, to the fullest extent that indemnification is permitted by Texas law, every person who is or was serving as our or our corporate predecessor's director, trust manager or officer and any person who is or was serving at our request as a director, officer, partner, venturer, proprietor, trustee, employee, agent or similar functionary of another foreign or domestic corporation, partnership, joint venture, sole proprietorship, trust, employee benefit plan or other enterprise with respect to all costs and expenses incurred by such person in connection with any proceeding in which he was, is or is threatened to be named as a defendant or respondent, or in which he was or is a witness without being made a defendant or respondent, by reason, in whole or in part, of his holding or having held a position named above in this paragraph.

Our bylaws provide that we may indemnify any trust manager or officer who was, is or is threatened to be made a party to any suit or proceeding, whether civil, criminal, administrative, arbitrative or investigative, because the person is or was serving as our trust manager, officer, employee or agent, or is or was serving at our request  in the same or another capacity in another corporation or business association, against judgments, penalties, fines, settlements and reasonable expenses actually incurred if it is determined that the person:  (1) conducted himself in good faith; (2) reasonably believed that, in the case of conduct in his official capacity, his conduct was in our best interests, and that, in all other cases, his conduct was at least not opposed to our best interests; and (3) in the case of any criminal proceeding, had no reasonable cause to believe his conduct was unlawful;  provided that, if the person is found liable to us, or is found liable on the basis that personal benefit was improperly received by the person, the indemnification (A) is limited to reasonable expenses actually incurred by the person in connection with  the proceeding and (B) will not be made in respect of any proceeding in which the person shall have been found liable to us for willful or intentional misconduct in the performance of his duty.

ITEM 16.  EXHIBITS

3.1	Amended and Restated Declaration of Trust, as amended (filed as Exhibit 3.1 to our Registration Statement on Form S-3 (No. 33-49206) and incorporated herein by reference).
3.2	Amendment to the Restated Declaration of Trust (filed as Exhibit 3.2 to our Registration Statement on Form 8-A filed January 19, 1999 and incorporated herein by reference).
3.3	Second Amendment to the Restated Declaration of Trust (filed as Exhibit 3.3 to our Registration Statement on Form 8-A filed January 19, 1999 and incorporated herein by reference).
3.4	Third Amendment to the Restated Declaration of Trust (filed as Exhibit 3.4 to our Registration Statement on Form 8-A filed January 19, 1999 and incorporated herein by reference).
3.5
Fourth Amendment of the Restated Declaration of Trust dated April 28, 1999 (filed as Exhibit 3.5 to our Annual Report on Form 10-K for the year ended December 31, 2001 and incorporated herein by reference).

3.6
Fifth Amendment of the Restated Declaration of Trust dated April 20, 2001 (filed as Exhibit 3.6 to our Annual Report on Form 10-K for the year ended December 31, 2001 and incorporated herein by reference).

3.7	Amended and Restated Bylaws (filed as Exhibit 3.2 to our Registration Statement on Form S-3 (No. 33-49206) and incorporated herein by reference).
4.1	Form of common share certificate (filed as Exhibit 4.1 to our Registration Statement on Form S-3 (No. 333-104559) and incorporated herein by reference).
*5.1	Opinion of Locke Lord Bissell & Liddell LLP as to the legality of the securities being registered.
*8.1	Form of opinion of Locke Lord Bissell & Liddell LLP as to certain tax matters.
*23.1	Consent of Deloitte & Touche LLP.
23.2	Consent of Locke Lord Bissell & Liddell LLP (included in Exhibit 5.1 hereto).
23.3	Consent of Locke Lord Bissell & Liddell LLP (included in Exhibit 8.1 hereto).

24.1	Power of Attorney (included on signature page).
______
* Filed herewith.

ITEM 17. UNDERTAKINGS.

(a)	The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act");

(ii)
To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement.  Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement; and

(iii)
To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the Registration Statement;

provided, however, that paragraphs (i), (ii) and (iii) do not apply if the Registration Statement is on Form S-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act"), that are incorporated by reference in the Registration Statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2)
That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)
That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to trust managers, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities (other than the payment by a registrant of expenses incurred or paid by a director, officer or controlling person of  the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, that registrant will, unless in the opinion of their counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by them is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on the 6 day of May, 2010.

                               WEINGARTEN REALTY INVESTORS

By:	/s/ Andrew M. Alexander
Andrew M. Alexander, President and Chief
Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Andrew M. Alexander, Stanford Alexander and Stephen C. Richter, and each of them, with the full power to act without the other, such person's true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign, execute and file this Registration Statement, and any or all amendments thereto (including, without limitation, post-effective amendments), any subsequent Registration Statements pursuant to Rule 462 of the Securities Act of 1933, as amended, and any amendments thereto and to fill the same, with all exhibits  and schedules thereto, and other documents in connection therewith with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing necessary or desirable to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their substitute or substitutes, may lawfully do or cause to be done.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

	Signature	Title	Date
By:	/s/ Andrew M. Alexander	President, Chief Executive Officer and Trust Manager	May 6, 2010
Andrew M. Alexander

By:	/s/ Stanford Alexander	Chairman of the Board, Trust Manager	May 6, 2010
Stanford Alexander

By:	/s/ James W. Crownover	Trust Manager	May 6, 2010
James W. Crownover

By:	/s/ Robert J. Cruikshank	Trust Manager	May 6, 2010
Robert J. Cruikshank

By:	/s/ Melvin A. Dow	Trust Manager	May 6, 2010
Melvin A. Dow

	Signature	Title	Date
By:	/s/ Stephen A. Lasher	Trust Manager	May 6, 2010
Stephen A. Lasher

By:	/s/ Stephen C. Richter	Executive Vice President and Chief Financial Officer	May 6, 2010
Stephen C. Richter

By:	/s/ Douglas W. Schnitzer	Trust Manager	May 6, 2010
Douglas W. Schnitzer

By:	/s/ C. Park Shaper	Trust Manager	May 6, 2010
C. Park Shaper

By:	/s/ Marc J. Shapiro	Trust Manager	May 6, 2010
Marc J. Shapiro

By:	/s/ Joe D. Shafer	Senior Vice President and Chief Accounting Officer	May 6, 2010
Joe D. Shafer

EXHIBIT INDEX
Exhibit
Number
3.1	Amended and Restated Declaration of Trust, as amended (filed as Exhibit 3.1 to our Registration Statement on Form S-3 (No. 33-49206) and incorporated herein by reference).
3.2	Amendment to the Restated Declaration of Trust (filed as Exhibit 3.2 to our Registration Statement on Form 8-A filed January 19, 1999 and incorporated herein by reference).
3.3	Second Amendment to the Restated Declaration of Trust (filed as Exhibit 3.3 to our Registration Statement on Form 8-A filed January 19, 1999 and incorporated herein by reference).
3.4	Third Amendment to the Restated Declaration of Trust (filed as Exhibit 3.4 to our Registration Statement on Form 8-A filed January 19, 1999 and incorporated herein by reference).
3.5
Fourth Amendment of the Restated Declaration of Trust dated April 28, 1999 (filed as Exhibit 3.5 to our Annual Report on Form 10-K for the year ended December 31, 2001 and incorporated herein by reference).

3.6
Fifth Amendment of the Restated Declaration of Trust dated April 20, 2001 (filed as Exhibit 3.6 to our Annual Report on Form 10-K for the year ended December 31, 2001 and incorporated herein by reference).

3.7	Amended and Restated Bylaws (filed as Exhibit 3.2 to our Registration Statement on Form S-3 (No. 33-49206) and incorporated herein by reference).
4.1	Form of common share certificate (filed as Exhibit 4.1 to our Registration Statement on Form S-3 (No. 333-104559) and incorporated herein by reference).
*5.1	Opinion of Locke Lord Bissell & Liddell LLP as to the legality of the securities being registered.
*8.1	Form of opinion of Locke Lord Bissell & Liddell LLP as to certain tax matters.
*23.1	Consent of Deloitte & Touche LLP.
23.2	Consent of Locke Lord Bissell & Liddell LLP (included in Exhibit 5.1 hereto).
23.3	Consent of Locke Lord Bissell & Liddell LLP (included in Exhibit 8.1 hereto).
24.1	Power of Attorney (included on signature page).
______
* Filed herewith.